Interim Financial Information

Flex LNG Ltd.

Second Quarter 2022
August 24, 2022

August 24, 2022 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the six months ended June 30, 2022.

Highlights:
•Vessel operating revenues of $84.2 million for the second quarter 2022, compared to $74.6 million for the first quarter 2022.
•Net income of $44.3 million and basic earnings per share of $0.83 for the second quarter 2022, compared to net income of $55.8 million and basic earnings per share of $1.05 for the first quarter 2022.
•Average Time Charter Equivalent1 ("TCE") rate of $70,707 per day for the second quarter 2022, compared to $62,627 per day for the first quarter 2022.
•Adjusted EBITDA1 of $66.1 million for the second quarter 2022, compared to $56.3 million for the first quarter 2022.
•Adjusted net income1 of $32.5 million for the second quarter 2022, compared to $23.8 million for the first quarter 2022.
•Adjusted basic and diluted earnings per share1 of $0.61 for the second quarter 2022, compared to $0.45 for the first quarter 2022.
•In June 2022, the Company replaced the existing variable rate time charters with new seven year time charters for the Flex Enterprise and Flex Amber which commenced in the third quarter 2022.
•In June 2022, the Company signed a 10 year fixed rate time charter for Flex Rainbow commencing in the first quarter 2023.
•In August 2022, the Company successfully executed a call option for $137 million to buy back the Flex Enterprise under its sale and leaseback agreement. As a result, the vessel is currently unencumbered.
•In August 2022, the Company declared a call option to repurchase the Flex Endeavour, which will be re-financed under the $375 Million Facility in September 2022.
•The Company now has SOFR and LIBOR based interest rate swaps with an aggregate notional principals of $450 million and $403.4 million respectively. The weighted average SOFR interest rate is 1.90% with weighted average duration of 9 years. Whilst the weighted average LIBOR interest rate is 1.04% with a weighted average duration of 2.8 years.
•The Company declared a dividend for the second quarter 2022 of $1.25 per share, consisting of a quarterly dividend of $0.75 per share and a special, one-time dividend of $0.50 per share.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. Second Quarter Results 2022

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We in Flex LNG are today pleased to release solid second quarter results. We are in the midst of a global gas crunch where buyers, especially in Europe, are scrambling to get their hands on LNG cargoes to ensure adequate energy supplies ahead of the winter. Hence, we are seeing increased interest for LNG with several new export projects now being pushed forward. New LNG export projects will create future freight demand, further underpinning the very sound long-term fundamentals of our industry.

In the second quarter we delivered revenues of $84.2 million. This is about $10 million higher than in the first quarter, and in line with our previous revenue guidance. Net income for the quarter came in at a healthy $44.3 million or 83 cents per share. Unlike the Federal Reserve, we have been ahead of the curve, hedging a substantial part of our interest rate exposure prior to inflation concerns surfacing. We are therefore booking further gains on our interest rate hedges. In the second quarter the gains were $14.5 million, and this comes on top of the $31.9 million we booked in the first quarter. Adjusting for the non-cash portion of the hedging gains, our adjusted net income came in at $32.5 million or 61 cents per share.

We recently announced three attractive new long-term contracts. Two seven-year charters for Flex Enterprise and Flex Amber commenced on July 1st while Flex Rainbow will commence a ten-year contract early next year. In total, these three contracts have added 24 years of backlog which is expected to generate approximately $750 million of revenues in total. Consequently, our backlog has increased to minimum 54 years, and this provides a very high level of earnings visibility going forward.

We are therefore reiterating our revenue guidance of about $90 million for the third quarter and somewhere between $90 and $100 million for the fourth quarter. Hence, we expect even stronger results in the second half of the year as we are re-pricing our portfolio of ships with longer duration contracts.

We recently finalized the first phase of our balance sheet optimization program in which we raised $137 million of additional cash while also improving financing terms. We have now initiated the second phase of this balance sheet optimization program with the aim of raising an additional $100m of fresh cash while simultaneously improving financing terms.

With a super strong cash balance at quarter end of $283.7 million we have therefore decided to distribute some of our surplus cash back to our shareholders.

On the back of this, we are once again declaring an ordinary quarterly dividend of 75 cents per share. Further, we are also pleased to reward our shareholders with a special dividend of 50 cents per share, bringing the total dividend in the second quarter to $1.25 per share. With this special dividend, the dividend for the last four quarters adds up to $3.5 per share annually which provides our shareholders with an attractive yield of around 10 per cent.”

2	Flex LNG Ltd. Second Quarter Results 2022

Business Update and Fleet Overview
In June 2022, the Company announced fixed rate time charters for Flex Amber and Flex Enterprise with a supermajor, to replace the existing variable rate time charters in respect of these vessels. The duration of both the time charters is seven years and both commenced in the third quarter 2022, with an expiry in the third quarter 2029.

In June 2022, the Company signed a 10 year fixed rate time charter for Flex Rainbow with a large global trading company. The time charter will commence in direct continuation of the existing charter, which is expected to expire in the first quarter 2023.

With the signing of the aforementioned charter parties, the Company now has zero open days in 2022 and 2023, where one vessel is exposed to the spot market via a variable rate long term charter and 12 vessels are on fixed rate long term charters. As of the date of this report, the aggregate firm period for our Time Charters is 54 years. Including charterer's options, the contract backlog may be increase to 82 years. Our next open vessels will be in 2024 at the earliest, depending on charterers' decisions to utilize the extension options.

The following table sets forth an overview of our Fleet as of August 24, 2022:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2027
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2025	Q1 2027
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	Q2 2027
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q3 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2025	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2024	Q2 2026

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)	Where charterer's have option(s) to be declared on a charter; the expiration provided assumes all options have been declared for illustrative purposes.

3	Flex LNG Ltd. Second Quarter Results 2022

Finance update
As of June 30, 2022, the Company had cash, cash equivalents and restricted cash of $283.7 million, which includes the fully drawn revolving tranche of $250.0 million under the $375 Million Facility.

As of June 30, 2022, the Company had total long-term debt of $1,709.2 million, with the current portion and non-current portion of long-term debt split as $75.5 million and $1,633.7 million respectively.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of June 30, 2022, the Company has fixed the interest rate on an aggregate amortized notional principal of $849.7 million. The interest rate swaps with a fixed rate of interest based on LIBOR have a total notional principal of $549.7 million and a weighted average fixed interest rate of 1.12% for a weighted average duration of 2.9 years. The interest rate swaps with a fixed rate of interest based on SOFR have a total notional principal of $300.0 million and a weighted average fixed interest rate of 1.80% for a weighted average duration of 9.8 years.

In April 2022, the Company made a drawdown of $125.0 million under the revolving tranche of the $375 Million Facility, signed in March 2022. An additional $125.0 million was drawn in June 2022, increasing total drawn amounts outstanding as of June 30, 2022 to $250.0 million under the revolving tranche of the $375 Million Facility. This facility includes secured term and revolving credit tranches with a syndicate of banks to re-finance Flex Ranger, Flex Rainbow and Flex Endeavour. In connection with the drawdowns, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility which financed the vessel, Flex Ranger and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback.

In April 2022, the Company, through its vessel owning subsidiaries, signed two sale and leaseback agreements with an Asian based lease provider to re-finance the existing $250 Million Facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration, equivalent to the market value of each vessel, and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. In May 2022, in connection with the re-financing, the Company prepaid the full amount outstanding $217.2 million under the $250 Million Facility.

In June 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $125.0 million. The terminated swaps had a weighted average fixed interest of 1.43% swapped for LIBOR and a weighted average remaining term of 2.56 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into two new interest rate swap agreements, swapping variable rate interest based on SOFR to a fixed rate of interest of 2.75% and 1.09% for notional amounts of $75.0 million and $25.0 million respectively, each with a ten year term.

4	Flex LNG Ltd. Second Quarter Results 2022

In June 2022, the Company utilized the call options to repurchase the Flex Enterprise and Flex Endeavour for $137.0 million each as per the Hyundai Glovis Sale and Charterback agreement. The Flex Enterprise was delivered to the Company in August 2022 and the Flex Endeavour is scheduled for re-delivery to the Company in September 2022. As of the date of this report, the Flex Enterprise is unencumbered, but the Company is in advanced discussions to finance the vessel, which is planned to conclude in September 2022. The Company will draw $125 million under the term tranche of the $375 Million Facility upon re-delivery of Flex Endeavour.

In July 2022, the Company terminated two interest rate swap agreements, with an aggregate notional principal of $96.3 million upon termination. The terminated swaps had a weighted average fixed interest of 0.91% swapped for LIBOR and a weighted average remaining term of 3.15 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into two new interest rate swap agreements, swapping variable rate interest based on SOFR to a fixed rate of interest of 1.91% and 2.15% for notional amounts of $50.0 million and $50.0 million respectively, each with a ten year term.

In August 2022, the Company terminated an interest rate swap agreement, with a notional principal of $50 million upon termination. The terminated swap had a fixed interest of 2.15% swapped for LIBOR and a remaining term of 1.85 years. The terminated swap had a positive fair value position at the date of termination, which was concurrently used to enter into a new interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 2.27% for notional amount of $50.0 million with a ten year term.

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters has been of strategic importance for the Company for years. ESG is part of our core values and is embedded in our day-to-day management, in the strategy we apply to the chartering, operation and investments, and in other aspects of our business.

On May 11, 2022, the Company's ESG report for 2021 was published and can be found on the Company's website at https://www.flexlng.com/category/other-reports/. The 2021 ESG Report is the Company’s fourth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance journey thus far and look ahead to the challenges and opportunities we face in the short and long-term in respect of ESG issues. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB") in line with previous years. The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, we incorporate the principles of the UN Global Compact into our ESG framework and an index of disclosures corresponding to the Global Reporting Initiative (GRI, core option) is also available on our website. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the Covid-19 pandemic and ever-increasing regulatory environment have resulted in a more

5	Flex LNG Ltd. Second Quarter Results 2022

balanced sustainability landscape. Identifying and addressing ESG risk and opportunities are at the core of the Company’s business strategy.

Results for the three months ended June 30, 2022 and March 31, 2022
The Company recorded vessel operating revenues of $84.2 million for the second quarter 2022, compared to $74.6 million in the first quarter 2022. Vessel operating revenues increased due to the strengthening spot market, which effected three of our vessels on market linked contracts. In April 2022, Flex Volunteer which was partly idle from trading in the spot market in the first quarter, commenced a fixed rate time charter with Cheniere, which is due to expire in the first quarter 2026. This resulted in increased revenue in the second quarter compared to the first quarter.
Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.5 million in the second quarter 2022, compared to $1.4 million in the first quarter 2022.

Vessel operating expenses were $15.4 million in the second quarter 2022, compared to $14.4 million in the first quarter 2022. In the first quarter 2022, there was an out-of-period adjustment in relation to management fees, which reduced the total expense by $2.9 million. Excluding this adjustment, vessel operating expenses decreased by $1.9 million in the second quarter 2022. This is due to an increase in supplier rebates received and a decrease in spares, supplies and services primarily due to the timing of orders and their subsequent delivery to the vessels.

Administrative expenses were $1.8 million in the second quarter 2022, compared to $2.7 million in the first quarter 2022.

Depreciation was $18.0 million in the second quarter 2022, compared to $17.8 million in the first quarter 2022.

Interest income was $0.3 million in the second quarter 2022, compared to $0.0 million in the first quarter 2022.

Interest expense was $15.9 million in the second quarter 2022, compared to $14.6 million in the first quarter 2022.The increase is primarily due to the increase in the floating rate of interest, based on SOFR and LIBOR.

Write-off of debt issuance costs were $1.7 million in the second quarter 2022, compared to $nil in the first quarter 2022. The unrealized write-off of debt issuance costs in the second quarter relates to the termination of three financing agreements in connection with the re-financing of the $100 Million Facility, the Flex Rainbow Sale and Leaseback and the $250 Million Facility financing Flex Ranger, Flex Rainbow, Flex Courageous and Flex Constellation respectively.

6	Flex LNG Ltd. Second Quarter Results 2022

The Company recorded a gain on derivatives of $14.5 million in the second quarter 2022, which includes an unrealized gain of $15.4 million due to the positive development in interest rates, resulting in an increase in the fair value of our interest rate swap derivatives. This compares to a gain on derivatives for the first quarter 2022 of $31.9 million, which includes an unrealized gain of $33.4 million due to the positive development in interest rates, resulting in an increase in the fair value of our interest rate swap derivatives.

The Company recorded a foreign exchange loss of $1.0 million in the second quarter 2022, compared to a gain of $0.1 million in the first quarter 2022.

Other financial items were an expense of $0.3 million in the second quarter 2022, compared to a gain of $0.1 million in the first quarter 2022.

Net income for the second quarter 2022 was $44.3 million and basic earnings per share of $0.83, compared to a net income of $55.8 million and basic earnings per share of $1.05 for the first quarter 2022.

Adjusted EBITDA2 was $66.1 million for the second quarter 2022, compared to $56.3 million for the first quarter 2022.

Adjusted net income2 for the second quarter 2022 was $32.5 million and adjusted earnings per share $0.61, compared to an adjusted net income of $23.8 million and adjusted earnings per share of $0.45 for the first quarter 2022.

The time charter equivalent rate2 for the second quarter 2022 was $70,707 per day compared to $62,627 per day for the first quarter 2022.

Results for the six months ended June 30, 2022 and June 30, 2021
Vessel operating revenues were $158.7 million for the six months ended June 30, 2022 compared to $147.1 million for the six months ended June 30, 2021. The Flex Vigilant was delivered in May 2021 and therefore had more available days in 2022 compared to 2021, resulting in increased revenues. Furthermore, the Company had a higher proportion of its fleet on long term fixed rate time charters in 2022 compared to 2021, which has reduced the effect of normal seasonal lows in the second quarter, which typically decreases revenues. In 2021, however, the Company had more vessels exposed to a strong spot market in January and February 2021, which had an offsetting effect on revenues earned.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. Second Quarter Results 2022

Voyage expenses were $1.9 million for the six months ended June 30, 2022 compared to $2.3 million for the six months ended June 30, 2021.

Vessel operating expenses were $29.7 million for the six months ended June 30, 2022, compared to $29.7 million for the six months ended June 30, 2021. In the six months ended June 30, 2022, there was an out-of-period adjustment in relation to management fees, which reduced the total expense by $2.9 million. Excluding this adjustment, vessel operating expenses increased by $2.9 million. This is principally explained by the increase in our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021.

Administrative expenses were $4.5 million for the six months ended June 30, 2022 compared to $4.3 million for the six months ended June 30, 2021.

Depreciation for the six months ended June 30, 2022 amounted to $35.8 million compared to $33.4 million for the six months ended June 30, 2021. The increase in depreciation is due to the increase in our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021.

Interest income was $0.3 million in the six months ended June 30, 2022, compared to $0.0 million in the six months ended June 30, 2021.

Interest expenses were $30.5 million in the six months ended June 30, 2022, compared to $27.5 million in the six months ended June 30, 2021. The increase in interest is partly due to the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021, as well as the increase in the floating rate of interest, based on SOFR and LIBOR.

Write-off of debt issuance costs were $1.7 million in the six months ended June 30, 2022, compared to $nil in the six months ended June 30, 2021. The write-off of debt issuance costs in 2022 relates to the termination of three financing agreements in connection with the re-financing of the $100 Million Facility, $250 Million Facility and the Flex Rainbow Sale and Leaseback.

The Company recorded a net gain on derivatives of $46.4 million in the six months ended June 30, 2022, which includes an unrealized gain of $48.8 million and a realized loss of $2.4 million. The positive development of interest rates in the period has resulted in this increase in the fair value of our interest rate swap derivatives. This compares to a net gain on derivatives of $10.2 million in the six months ended June 30, 2021, which includes an unrealized gain of $13.5 million and a realized loss of $3.3 million.

The Company recorded a foreign exchange loss of $1.0 million in the six months ended June 30, 2022, compared to a gain of $0.0 million in the six months ended June 30, 2021.

8	Flex LNG Ltd. Second Quarter Results 2022

Other financial items were $0.2 million in the six months ended June 30, 2022, compared to a $0.1 million in the six months ended June 30, 2021.

The Company reported a net income of $100.0 million and basic earnings per share of $1.88 for the six months ended June 30, 2022, compared to a net income of $60.0 million and basic earnings per share of $1.12 for the six months ended June 30, 2021.

Adjusted EBITDA3 for the six months ended June 30, 2022, was $122.4 million compared to $110.8 million for the six months ended June 30, 2021.

Adjusted net income3 for the six months ended June 30, 2022, was $56.4 million and adjusted earnings per share $1.06, compared to an adjusted net income of $49.9 million and adjusted earnings per share of $0.93 for the six months ended June 30, 2021.

The time charter equivalent rate3 for the six months ended June 30, 2022, was $66,691 per day compared to $66,340 per day for the six months ended June 30, 2021.

Cash Flow for the three months ended June 30, 2022, and March 31, 2022
Total cash, cash equivalents and restricted cash was $283.7 million as at June 30, 2022, compared to $174.5 million in the March 31, 2022.

Net cash provided by operating activities in the second quarter 2022 was $52.1 million, compared to $42.5 million in the first quarter 2022. Net cash provided by operating activities for the second quarter 2022 included net income, after adjusting for non-cash items, of $54.0 million compared to $41.4 million in the first quarter 2022. The Company had negative working capital adjustments of $1.8 million for the second quarter 2022, compared to positive working capital adjustments of $1.1 million in the first quarter 2022.

Net cash used in investing activities in the second quarter 2022 was $0.0 million, compared to $0.0 million used in investing activities in the first quarter 2022.

Net cash provided by financing activities was $57.0 million in the second quarter 2022, compared to $69.1 million used in the first quarter 2022. Net cash provided by financing activities in the second quarter 2022 includes the drawdown of $250.0 million under the revolving tranches of the $375 Million Facility and gross proceeds of $320.0 million from the $320 Million Sale and Leaseback. This was offset by regular repayments of long-term debt
3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

9	Flex LNG Ltd. Second Quarter Results 2022

of $13.7 million, prepayment of long-term debt of $452.0 million in relation to the termination of the $100 Million Facility, $250 Million Facility and Flex Rainbow Sale and Leaseback and financing costs of $7.4 million. Net cash used in financing activities in the first quarter 2022 includes regular repayments of long-term debt of $28.6 million and a $0.7 million scheduled reduction of the revolving tranche under the $100 Million Facility. Dividend payments of $39.9 million remained consistent for each of the quarters.

Balance Sheet as at June 30, 2022
In the six months ended June 30, 2022, there was depreciation of $35.8 million, bringing the net book value of vessels and equipment to $2,306.4 million as at June 30, 2022 compared to $2,342.2 million as at December 31, 2021.

As at June 30, 2022, total long-term debt was $1,709.2 million, compared to $1,633.4 million as at December 31, 2021, of which the current portion of long-term debt was $75.5 million and $81.5 million respectively. The increase in long-term debt is due to the drawdown of $320 million under the $320 Million Sale and Leaseback; the drawdown of $250 million under the revolving tranches of the $375 Million Facility; the write-off and amortization of debt issuance costs of $3.8 million. This was offset by the prepayment of $217.2 million under the $250 Million Facility; $128.0 million under the Flex Rainbow Sale and Leaseback; $106.8 million under the $100 Million Facility; regular repayments of $42.3 million and additions to debt issuance costs of $3.1 million.

As at June 30, 2022, total equity was $909.9 million compared to $889.4 million as at December 31, 2021. The increase in equity was due to net income of $100.0 million and share based compensation expense of $0.2 million, less dividends paid of $79.7 million.

10	Flex LNG Ltd. Second Quarter Results 2022

LNG Market Update
After a poor LNG spot freight market in the first quarter, sentiment turned during March and the upward trajectory continued through April and May. Spot earnings for two-strokes were quoted at $60 thousand dollars per day ("kpdr") at the start of April, increasing to more than $130kpdr by early June. However, the mid-June fire at the Freeport LNG export terminal (capacity 15 million tonnes per annum) in the US which resulted in shut down for repairs saw a sharp increase in available vessels for relet, which sent headline spot market rates for two-stroke vessels back towards $70kpdr by mid-July with generally low spot market liquidity. Spot freight rates increased again mid-August on the back of firming winter demand as well as announcement that Freeport was scheduled for restart of exports by October. During this period, the term charter market has however remained elevated despite spot market weakness, with the one-year time charter rate for a two-stroke vessel trading at $165kpdr, up from $130kpdr in April. The three-year time charter rate increased from $100kpdr to $140kpdr currently, according to Affinity.

The global market for natural gas continues to be tight, mainly due to uncertainty related to Russian pipeline gas deliveries to the European continent. Europe remains firm in its ambition to build inventories ahead of the winter. As per mid-August, EU inventories were 74% full, marginally behind the 10-year average of 75% full.

Russia exported 167 billion cubic meters of natural gas to Europe in 2021, corresponding to about 120 million tonnes of LNG equivalent. EU pipeline imports from Russia were down 30% year-over-year in the first half of 2022. This has been offset by increased LNG-imports, particularly from the US. In the first half of 2022, Europe increased its LNG imports by more than 20 million tonnes, or a 60% increase, compared to the first half of 2021. LNG prices continue to push all-time high levels, with the Dutch Title Transfer Facility ("TTF") implying prices above $70 per million British thermal unit ("/mmBtu") for the remainder of 2022, falling to c. $66/mmBtu for 2023 and c. $45/mmBtu for 2024. Asian prices are at a c20% discount to the TTF for 2022, while a slightly lower discount for 2023 and 2024. Prices do however remain highly volatile. Achieved prices for LNG to Europe (Northwest Europe DES) continues to trade at a discount to the TTF due to bottlenecks in the gas grid into the Netherlands and Germany. Europe is expected to bring as much as 20mtpa of new regas capacity online by the end of the first quarter next year, likely reducing the intra-regional price differentials.

For the LNG shipping market, the effect of more LNG heading to Europe is negative on a tonne-mile demand basis. Average sailing distance from US to Asia is twice than if the cargo goes to Europe and can be three times higher if the ship sail by Cape of Good Hope instead of through the Panama Canal in the event of congestion which typically can occur during peak months. Lower US-Asia trade thus alleviates pressure on the Panama Canal. On the other hand, the global shortage of natural gas has increased the urgency to ensure natural gas infrastructure is sufficient to handle different supply scenarios for the winter. Shipping costs only account for 5% to 10% of the spot value of an LNG cargo in this high price environment, whereas shipping costs historically have trended between 10 and 25 % of the value of an LNG cargo. In the current market, the alternative cost of having available shipping capacity can

11	Flex LNG Ltd. Second Quarter Results 2022

be significant. This has increased the willingness to pay up to secure sufficient shipping coverage, supporting the term market to the all-time high levels seen recently. The high LNG price have also made it attractive for charterers to pay a substantial premium for the most fuel-efficient ships.

This backdrop, combined with the new decarbonization rules coming into force next year, have also contributed to increased newbuild orders for LNG carriers. A record 91 orders were placed in the first half of 2022, and another 12 were ordered in July, according to Clarkson SIN. However, many of these are designated for the large Qatar expansion project. Industry sources suggest that 32 vessels have been assigned to the Qatar project, with another 25 likely to be announced in the coming months to cover the berths declared by Qatar for the project. The three major Korean yards have filled the order books for 2026, with limited slots available also for 2027. Prices have increased to $245 million, which is up from $190 million at the start of 2021 and $215 million at the start of 2022.

Looking into H2-22 and 2023, we expect Europe to face increased competition from Asian buyers, which are likely to take a more active role in the marketplace as winter approaches with increased heating demand. Weather forecasts made by the NOAA (National Oceanic and Atmospheric Administration, part of the US Department of Commerce) indicates relatively high probability for a third consecutive La Niña weather pattern this winter. This normally involves colder temperatures in Europe and Asia which could further tighten the LNG product market.

However, even without a colder than average winter, the physical market for natural gas looks likely to remain very tight. For shipowners, we believe this translates to a continued strong term charter market and a volatile spot market. Deliveries from the order book in 2023 is likely to surpass 40 vessels, well ahead of the 28 scheduled for delivery for the full year 2022. With liquefaction growth in 2023 below or in line with 2022, underlying utilization in the LNG carrier market could fall. However, a return to normal price differential between Asia and Europe (as indicated by forward prices) would entail longer sailing distance. Adding to this, new regulation by the International Maritime Organization could lead to supply side disruptions. Both these effects have the potential to offset the increased LNG order book.

12	Flex LNG Ltd. Second Quarter Results 2022

Second Quarter 2022 Result Presentation
Flex LNG will release its financial results for the second quarter 2022 on Wednesday August 24, 2022.

In connection with the earnings release, a video webcast will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast use the following link: https://events.webcast.no/viewer-registration/DWEGc5CD/register

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

13	Flex LNG Ltd. Second Quarter Results 2022

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

14	Flex LNG Ltd. Second Quarter Results 2022

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflict between Russia and Ukraine, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

15	Flex LNG Ltd. Second Quarter Results 2022

Board of Directors of Flex LNG Ltd.

August 24, 2022

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

16	Flex LNG Ltd. Second Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2022	2022	2021	2022	2021
Vessel operating revenues		84,158	74,570	65,843	158,728	147,103
Voyage expenses		(512)	(1,354)	(981)	(1,866)	(2,277)
Vessel operating expenses		(15,367)	(14,351)	(15,464)	(29,718)	(29,715)
Administrative expenses		(1,820)	(2,697)	(2,525)	(4,517)	(4,252)
Depreciation	7	(18,007)	(17,809)	(17,125)	(35,816)	(33,361)
Operating income		48,452	38,359	29,748	86,811	77,498
Interest income		267	29	5	296	12
Interest expense		(15,856)	(14,639)	(14,009)	(30,495)	(27,534)
Write-off of debt issuance costs		(1,724)	—	—	(1,724)	—
Gain/(loss) on derivatives	10	14,494	31,864	(2,783)	46,358	10,152
Foreign exchange (loss)/gain		(1,049)	75	(147)	(974)	(43)
Other financial items		(313)	89	(45)	(224)	(80)
Income before tax		44,271	55,777	12,769	100,048	60,005
Income tax expense		(11)	(16)	(28)	(27)	(36)
Net income		44,260	55,761	12,741	100,021	59,969

Earnings per share:
Basic	3	0.83	1.05	0.24	1.88	1.12
Diluted	3	0.83	1.05	0.24	1.87	1.12

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2022	2022	2021	2022	2021
Net income		44,260	55,761	12,741	100,021	59,969
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		44,260	55,761	12,741	100,021	59,969

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Second Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		June 30,	March 31,	December 31,
	Note	2022	2022	2021
ASSETS
Current assets
Cash and cash equivalents	4	283,658	174,053	200,652
Restricted cash	4	47	455	518
Inventory		4,924	5,206	6,453
Other current assets	5	20,375	13,966	17,040
Receivables due from related parties	12	356	129	228
Total current assets		309,360	193,809	224,891

Non-current assets
Derivative instruments	10	49,862	34,473	5,862
Vessels and equipment, net	7	2,306,352	2,324,357	2,342,165
Other fixed assets		4	3	3
Total non-current assets		2,356,218	2,358,833	2,348,030
Total Assets		2,665,578	2,552,642	2,572,921

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	75,510	81,800	81,472
Derivative instruments	10	—	—	4,764
Payables due to related parties	12	225	429	348
Accounts payable		2,835	4,005	2,016
Other current liabilities	6	43,432	37,551	42,987
Total current liabilities		122,002	123,785	131,587

Non-current liabilities
Long-term debt	8,9	1,633,703	1,523,463	1,551,947
Total non-current liabilities		1,633,703	1,523,463	1,551,947
Total Liabilities		1,755,705	1,647,248	1,683,534

Equity
Share capital (June 30, 2022: 54,110,584 (March 31, 2022: 54,110,584) shares issued, par value $0.10 per share)	13	5,411	5,411	5,411
Treasury shares at cost (June 30, 2022: 967,509 (March 31, 2022: 980,000 (December 31, 2021: 980,000)))	14	(9,329)	(9,449)	(9,449)
Additional paid in capital	15	1,189,110	1,189,154	1,189,060
Accumulated deficit		(275,319)	(279,722)	(295,635)
Total equity		909,873	905,394	889,387
Total Equity and Liabilities		2,665,578	2,552,642	2,572,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Second Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2022	2022	2021	2022	2021

OPERATING ACTIVITIES
Net income/(loss)		44,260	55,761	12,741	100,021	59,969
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,007	17,809	17,125	35,816	33,361
Write-off of debt issuance costs		1,724	—	—	1,724	—
Amortization of debt issuance costs		965	1,137	1,215	2,102	2,380
Share-based payments	15	76	94	(154)	170	(82)
Foreign exchange (gain)/ loss		(20)	(20)	147	(40)	43
Change in fair value of derivative instruments	10	(15,389)	(33,375)	1,085	(48,764)	(13,467)
Other		4,369	(10)	(2,475)	4,359	(4,137)
Changes in operating assets and liabilities, net:
Inventory		282	1,247	1,402	1,529	(419)
Trade accounts receivable, net	5	(925)	35	—	(890)	4,050
Accrued income	5	(1,536)	5,282	(3,080)	3,746	2,075
Prepaid expenses	5	(4,561)	(1,681)	5,034	(6,242)	8,809
Other receivables	5	613	(562)	1,045	51	1,241
Receivables due from related parties	12	(227)	99	95	(128)	(356)
Payables due to related parties	12	(204)	81	(201)	(123)	64
Accounts payable		(1,170)	1,989	(4,457)	819	(2,708)
Accrued expenses	6	3,255	(1,299)	2,131	1,956	1,100
Deferred charter revenue	6	3,280	(1,602)	13,198	1,678	(3,735)
Other current liabilities	6	(555)	(2,307)	2,463	(2,862)	2,914
Provisions	6	(99)	(228)	(17)	(327)	98
Net cash provided by operating activities		52,145	42,450	47,297	94,595	91,200

INVESTING ACTIVITIES
Purchase of other fixed assets		(3)	(1)	—	(4)	(2)
Additions to vessels and equipment, net		—	—	(129,321)	—	(266,173)
Net cash used in investing activities		(3)	(1)	(129,321)	(4)	(266,175)

FINANCING ACTIVITIES
Purchase of treasury shares	14	—	—	(379)	—	(5,636)
Repayment of long-term debt	9	(13,687)	(28,615)	(12,519)	(42,302)	(32,514)
Proceeds from revolving credit facility	9	250,000	63,421	90,395	313,421	181,448
Repayment of revolving credit facility	9	—	(64,079)	(91,053)	(64,079)	(137,763)
Prepayment of long-term debt	10	(451,998)	—	—	(451,998)	—
Proceeds from long-term debt	9	320,000	—	123,290	320,000	223,290
Financing costs		(7,433)	(20)	(1,269)	(7,453)	(1,269)
Dividends paid	3	(39,857)	(39,848)	(21,316)	(79,705)	(37,401)

19	Flex LNG Ltd. Second Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2022	2022	2021	2022	2021
Net cash provided by/(used in) financing activities		57,025	(69,141)	87,149	(12,116)	190,155

Effect of exchange rate changes on cash		30	30	(12)	60	65
Net increase/(decrease) in cash, cash equivalents and restricted cash		109,197	(26,662)	5,113	82,535	15,245

Cash, cash equivalents and restricted cash at the beginning of the period	4	174,508	201,170	139,094	201,170	128,962
Cash, cash equivalents and restricted cash at the end of the period	4	283,705	174,508	144,207	283,705	144,207

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Second Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the six months ended June 30, 2021:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2021	53,907,787	5,411	(1,661)	1,190,333	(358,908)	835,175
Shares Issued	—	—	—	—	—	—
Shares repurchased	(597,203)	—	(5,257)	—	—	(5,257)
Distributed treasury shares	—	—	—	—	—	—
Share-based payments	—	—	—	72	—	72
Net Income	—	—	—	—	47,228	47,228
Dividends Paid	—	—	—	—	(16,085)	(16,085)
At March 31, 2021	53,310,584	5,411	(6,918)	1,190,405	(327,765)	861,133
Shares Issued	—	—	—	—	—	—
Shares repurchased	(27,344)	—	(379)	—	—	(379)
Distributed treasury shares	—	—	—	—	—	—
Share-based payments	—	—	—	(154)	—	(154)
Net Income	—	—	—	—	12,741	12,741
Dividends Paid	—	—	—	—	(21,316)	(21,316)
At June 30, 2021	53,283,240	5,411	(7,297)	1,190,251	(336,340)	852,025

For the six months ended June 30, 2022:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Shares Issued	—	—	—	—	—	—
Shares repurchased	—	—	—	—	—	—
Distributed treasury shares	—	—	—	—	—	—
Share-based payments	—	—	—	94	—	94
Net Income	—	—	—	—	55,761	55,761
Dividends Paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394
Shares Issued	—	—	—	—	—	—
Shares repurchased	—	—	—	—	—	—
Distributed treasury shares	12,491	—	120	(120)	—	—
Share-based payments	—	—	—	76	—	76
Net Income	—	—	—	—	44,260	44,260
Dividends Paid	—	—	—	—	(39,857)	(39,857)
At June 30, 2022	53,143,075	5,411	(9,329)	1,189,110	(275,319)	909,873

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. Second Quarter Results 2022

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2021 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2022.

Out-of-Period Correction
In the six months ended June 30, 2022, we recorded two out-of-period adjustments to prospectively correct prior period accounting errors relating to the overstating of our technical ship management fees of $1.0 million and $1.9 million within vessel operating expenses for the years ended December 31, 2020 and 2021 respectively. As a result of the adjustments, in the six months ended June 30, 2022, we recorded a decrease in our vessel operating expenses and a decrease to our other current liabilities by an aggregate of $2.9 million. This adjustment increased the Company's net income by $2.9 million in the six months ended June 30, 2022. We evaluated the impacts of the out-of-period adjustments to correct the errors for the years ended December 31, 2020 and 2021, both individually and in aggregate. We concluded that the adjustments were not material to our current period financial statements.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

22	Flex LNG Ltd. Second Quarter Results 2022

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through to December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

23	Flex LNG Ltd. Second Quarter Results 2022

(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Net income	44,260	55,761	12,741	100,021	59,969

Weighted average number of ordinary shares	53,143,075	53,130,584	53,307,183	53,136,864	53,487,062
Share options	305,334	218,364	156,000	272,476	156,000
Weighted average number of ordinary shares, adjusted for dilution	53,448,409	53,348,948	53,463,183	53,409,340	53,643,062

Earnings per share:
Basic	0.83	1.05	0.24	1.88	1.12
Diluted	0.83	1.05	0.24	1.87	1.12

Dividends paid per share	(0.75)	(0.75)	(0.40)	(1.50)	(0.70)

In May 2022, the Company’s Board of Directors declared a cash dividend for the first quarter 2022 of $0.75 per share. The dividend was paid on June 7, 2022, to shareholders on record as of May 25, 2022.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2022	2022	2021
Cash and cash equivalents	283,658	174,053	200,652
Restricted cash	47	455	518
	283,705	174,508	201,170

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

24	Flex LNG Ltd. Second Quarter Results 2022

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2022	2022	2021
Trade accounts receivable, net	6,160	5,235	5,270
Accrued income	3,259	1,723	7,005
Prepaid expenses	8,729	4,168	2,487
Other receivables	2,227	2,840	2,278
	20,375	13,966	17,040

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2022	2022	2021
Accrued expenses	14,563	11,308	12,607
Deferred charter revenue	28,551	25,271	26,873
Other current liabilities	39	594	2,901
Provisions	279	378	606
	43,432	37,551	42,987

Note 7: Vessels and equipment, net
Movements in the six months ended June 30, 2022 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2022	2,467,470	32,500	2,499,970
At June 30, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At January 1, 2022	(143,923)	(13,882)	(157,805)
Charge	(32,592)	(3,221)	(35,813)
At June 30, 2022	(176,515)	(17,103)	(193,618)

Net book value
At January 1, 2022	2,323,547	18,618	2,342,165
At June 30, 2022	2,290,955	15,397	2,306,352

25	Flex LNG Ltd. Second Quarter Results 2022

Note 8: Capital commitments

As of June 30, 2022, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment	Total
1 year	47,594	31,874	—	79,468
2 years	48,770	31,874	—	80,644
3 years	49,893	31,874	—	81,767
4 years	51,140	32,374	257,000	340,514
5 years	52,458	38,743	—	91,201
Thereafter	630,040	173,825	250,000	1,053,865
Total	879,895	340,564	507,000	1,727,459

(1) Sale & leaseback's, which are classified as financing arrangements, includes loan amortization and the final amounts payable in connection with repurchase obligations and/or call options payable at the end of the respective charters. Vessel's collateralized under these financing arrangements include Flex Volunteer, Flex Amber, Flex Courageous, Flex Constellation, Flex Enterprise and Flex Endeavour as at June 30, 2022.

Note 9: Long-term debt

Hyundai Glovis Sale and Charterback
In June 2022, the Company utilized the call options to repurchase the Flex Enterprise and Flex Endeavour for $137.0 million each as per the Hyundai Glovis Sale and Charterback agreement. The Flex Enterprise was delivered to the Company in August 2022, as further described in Note 16: Subsequent events and the Flex Endeavour is scheduled for re-delivery to the Company in September 2022.

Following the re-deliveries, Flex Enterprise will be unencumbered and the Company will draw $125 million under the term tranche of the $375 Million Facility following re-delivery of Flex Endeavour, as further described below.

$375 Million Facility
In March 2022, the Company signed a $375 million term and revolving credit facility with a syndicate of banks. The facility is comprised of a $125 million term loan with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility bears interest at SOFR plus a margin of 210 basis points per annum.

26	Flex LNG Ltd. Second Quarter Results 2022

The commitments under both the term loan Facility and the revolving Facility shall be split with 1/3 allocated to each respective borrower after the initial utilization phase. During the initial utilization phase, the following adjustments will apply: all commitments in respect of Flex Ranger and Flex Rainbow shall be made available under the revolving facility until the earlier of a) utilization in respect of Flex Endeavour and b) 30 August 2022, following which 1/3 of all commitments for all Vessels shall constitute the term loan facility.

The facility contains financial covenants which require the Company on a consolidated basis to maintain: a book equity ratio of minimum 0.25 to 1.0; positive working capital; and minimum liquidity of the higher of $25 million and 5% of our total interest bearing financial indebtedness net of cash and cash equivalents. The facility also contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.

In the six months ended June 30, 2022, the Company drew down $250 million under the revolving tranche of the $375 Million Facility. In connection with the drawdowns, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility, and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback.

As at June 30, 2022, the total balance outstanding under the revolving tranche of the $375 Million Facility was $250.0 million. In accordance with the initial utilization phase, the term tranche of the facility was not available as of June 30, 2022 and is due to be drawn as part of the re-financing of Flex Endeavour in the third quarter 2022.

$320 Million Sale and Leaseback
In April 2022, the Company, through its vessel owning subsidiaries, signed an agreement with an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company was $160 million per vessel, adjusted for an advance hire per vessel.

The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has an obligation to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement bears interest at SOFR plus 250 basis points per annum.

The facility contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.

27	Flex LNG Ltd. Second Quarter Results 2022

In May 2022, upon closing of the transaction and delivery of the vessels Flex Constellation and Flex Courageous, the Company received net consideration, after deducting for financing costs, of $317.1 million. The Company used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Facility.

As at June 30, 2022, the total balance outstanding under the $320 Million Sale and Leaseback was $315.3 million.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on a total amortized notional principal of $849.7 million as per June 30, 2022 (December 31, 2021 :$677.8 million).

In June 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $125.0 million. The terminated swaps had a weighted average fixed interest of 1.43% swapped for LIBOR and a weighted average remaining term of 2.56 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into two new interest rate swap agreements, swapping variable rate interest based on SOFR to a fixed rate of interest of 2.75% and 1.09% for notional amounts of $75.0 million and $25.0 million respectively, each with a ten year term.

Our interest rate swap contracts as of June 30, 2022, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Reference Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%	LIBOR
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	LIBOR
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%	LIBOR
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%	LIBOR
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%	LIBOR
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	LIBOR
Receiving floating, pay fixed	45,625	August 2020	August 2025	0.35%	LIBOR
Receiving floating, pay fixed	22,813	August 2020	August 2025	0.35%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	LIBOR
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	46,250	October 2020	October 2025	0.41%	LIBOR
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	LIBOR
Receiving floating, pay fixed	50,000	February 2022	February 2032	1.82%	SOFR
Receiving floating, pay fixed	50,000	March 2022	March 2032	1.80%	SOFR
Receiving floating, pay fixed	25,000	June 2022	June 2032	1.09%	SOFR
Receiving floating, pay fixed	75,000	June 2022	June 2032	2.75%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
	849,688

28	Flex LNG Ltd. Second Quarter Results 2022

As of June 30, 2022, the Company recorded a derivative instrument liability of $nil (December 31, 2021: $4.8 million) and recorded a derivative instrument asset of $49.9 million (December 31, 2021: $5.9 million) in relation to these interest rate swaps.

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Change in fair value of derivative instruments	15,389	33,375	(1,085)	48,764	13,467
Realized gain/(loss) on derivative instruments	(895)	(1,511)	(1,698)	(2,406)	(3,315)
Gain/(loss) on derivatives	14,494	31,864	(2,783)	46,358	10,152

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at June 30, 2022 and December 31, 2021, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The

29	Flex LNG Ltd. Second Quarter Results 2022

carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		June 30,		December 31,
		2022		2021
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	283,658	283,658	200,652	200,652
Restricted cash	Level 1	47	47	518	518
Derivative instruments receivable	Level 2	49,862	49,862	5,862	5,862
Derivative instruments payable	Level 2	—	—	(4,764)	(4,764)
Floating rate debt	Level 2	(1,291,592)	(1,306,257)	(1,206,522)	(1,221,603)
Fixed rate debt	Level 2	(417,620)	(425,320)	(426,897)	(465,287)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2022.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (Fitch: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

30	Flex LNG Ltd. Second Quarter Results 2022

Note 12: Related party transactions
Related Party Balances
A summary of balances due from related parties at June 30, 2022, March 31, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2022	2022	2021
Seatankers Management Norway AS	16	—	18
Frontline Ltd	—	—	162
Frontline Management (Bermuda) Limited	282	33	—
Frontline Management AS	12	32	1
SFL Corporation Ltd	2	—	—
Northern Ocean Limited	37	56	47
Avance Gas Trading Ltd	—	2	—
Sloane Square Capital Holdings Ltd	7	6	—
	356	129	228

A summary of balances due to related parties at June 30, 2022, March 31, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2022	2022	2021
Frontline Management (Bermuda) Limited	—	—	(85)
SFL Corporation Ltd	—	(1)	(1)
Seatankers Management Co. Ltd	(43)	(45)	—
Frontline Corporate Services Ltd	(24)	(26)	(30)
Flex LNG Fleet Management AS	(158)	(357)	(232)
	(225)	(429)	(348)

31	Flex LNG Ltd. Second Quarter Results 2022

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
		2022	2022	2021	2022	2021
Administration services fees
Seatankers Management Co. Ltd	(1)	(66)	23	(61)	(43)	(22)
Front Ocean Management AS	(2)	(53)	(53)	—	(106)	—
Front Ocean Management Ltd	(2)	(82)	—	—	(82)	—
Frontline Management (Bermuda) Limited		(142)	(64)	(76)	(206)	(133)

Technical Management fees
Flex LNG Fleet Management AS		(706)	(1,015)	(755)	(1,721)	(1,666)

Office facilities
Seatankers Management Norway AS		(13)	(15)	(22)	(28)	(44)
Frontline Management AS		(1)	11	(62)	10	(130)

Chartering services fees
FS Maritime SARL	(3)	—	(32)	(167)	(32)	(257)

Accounting support income
Northern Ocean Limited		2	2	2	4	2
Sloane Square Capital Holdings Ltd		2	4	—	6	—
Avance Gas Trading Limited		—	2	—	2	—

Total related party transactions		(1,059)	(1,137)	(1,142)	(2,196)	(2,250)

(1)A credit note of $0.1 million was received during the six months ended June 30, 2022 in relation to 2021 fees paid.
(2)In the six months ended June 30, 2022, we entered into administrative services agreements with Front Ocean Management Ltd and Front Ocean Management AS, where they provide us with certain administrative support services in Norway and Bermuda respectively, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.
(3)We had a consultancy agreement with FS Maritime SARL for the employment of our former Chief Commercial Officer, Mr Ben Martin. This agreement was terminated during the first quarter of 2022.

Note 13: Share capital
The Company had an issued share capital at June 30, 2022 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

32	Flex LNG Ltd. Second Quarter Results 2022

Note 14: Treasury shares
As of June 30, 2022, the Company holds an aggregate of 967,509 shares at a cost of $9.3 million, with a weighted average cost of $9.64 per share, pursuant to the buy-back program which ceased in November 2021.

Note 15: Share based compensation
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84 ), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.
In May, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.
As at June 30, 2022, the Company had 650,000 outstanding non-vested share options (December 31, 2021: 615,000), with a weighted average adjusted exercise price of $13.89 (December 31, 2021: $14.21) and a weighted average remaining contractual term of 4.2 years (December 31, 2021: 4.6 years). The number of outstanding vested share options as at June 30, 2022 was nil (December 31, 2021: nil). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
In July 2022, the Company terminated two interest rate swap agreements, with an aggregate notional principal of $96.3 million upon termination. The terminated swaps had a weighted average fixed interest of 0.91% swapped for LIBOR and a weighted average remaining term of 3.15 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into two new interest rate swap agreements, swapping variable rate interest based on SOFR to a fixed rate of interest of 1.91% and 2.15% for notional amounts of $50.0 million and $50.0 million respectively, each with a ten year term.

In August 2022, the Company terminated an interest rate swap agreement, with a notional principal of $50 million upon termination. The terminated swap had a fixed interest of 2.15% swapped for LIBOR and a remaining term of 1.85 years. The terminated swap had a positive fair value position at the date of termination, which was concurrently used to enter into a new interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 2.27% for notional amount of $50.0 million with a ten year term.

33	Flex LNG Ltd. Second Quarter Results 2022

In August 2022, in connection with the Company's exercise of its call options in June 2022 under the existing financing arrangement, the Flex Enterprise was re-delivered to the Company and the vessel remains unencumbered as of the date of this report.

On August 23, 2022, the Company’s Board of Directors declared a cash dividend for the second quarter of 2022 of $0.75 per share. This dividend will be paid on or around September 13, 2022, to shareholders on record as of September 8, 2022. The ex-dividend date will be September 7, 2022.

Also on August 23, 2022, the Company’s Board of Directors declared a cash dividend for the second quarter of 2022 of $0.50 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend is a special, one-time dividend and will be paid on or around September 13, 2022, to shareholders on record as of September 8, 2022. The ex-dividend date will be September 7, 2022.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

34	Flex LNG Ltd. Second Quarter Results 2022

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Net income/(loss)	44,260	55,761	12,741	100,021	59,969
Interest income	(267)	(29)	(5)	(296)	(12)
Interest expense	15,856	14,639	14,009	30,495	27,534
Write-off of debt issuance costs	1,724	—	—	1,724	—
Income tax expense	11	16	28	27	36
Depreciation	18,007	17,809	17,125	35,816	33,361
EBITDA	79,591	88,196	43,898	167,787	120,888
(Gain)/loss on derivatives	(14,494)	(31,864)	2,783	(46,358)	(10,152)
Foreign exchange (gain)/loss	1,049	(75)	147	974	43
Adjusted EBITDA	66,146	56,257	46,828	122,403	110,779

35	Flex LNG Ltd. Second Quarter Results 2022

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

36	Flex LNG Ltd. Second Quarter Results 2022

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Net income	44,260	55,761	12,741	100,021	59,969
Write-off of debt issuance costs	1,724	—	—	1,724	—
(Gain)/loss on derivatives	(14,494)	(31,864)	2,783	(46,358)	(10,152)
Foreign exchange (gain)/loss	1,049	(75)	147	974	43
Adjusted net income	32,539	23,822	15,671	56,361	49,860

Weighted average number of ordinary shares	53,143,075	53,130,584	53,307,183	53,136,864	53,487,062
Denominator for diluted earnings per share	53,448,409	53,348,948	53,463,183	53,409,340	53,643,062

Adjusted basic earnings per share	0.61	0.45	0.29	1.06	0.93
Adjusted diluted earnings per share	0.61	0.45	0.29	1.06	0.93

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Vessel operating revenues	84,158	74,570	65,843	158,728	147,103
Less:
Voyage expenses	(512)	(1,354)	(981)	(1,866)	(2,277)
Time charter equivalent income	83,646	73,216	64,862	156,862	144,826

37	Flex LNG Ltd. Second Quarter Results 2022

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Time charter equivalent income	83,646	73,216	64,862	156,862	144,826

Fleet onhire days	1,183	1,169	1,123	2,352	2,183
Time charter equivalent rate	70,707	62,627	57,780	66,691	66,340

38	Flex LNG Ltd. Second Quarter Results 2022

INTERIM REPORT JANUARY - JUNE 2022

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2022 have been stated in accordance with U.S. generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related party transactions.

The Board of Directors
Flex LNG Ltd.
Hamilton Bermuda
August 24, 2022

David McManus         (Chairman of the Board of Directors)
Steen Jakobsen            (Director)
Ola Lorentzon             (Director)
Nikolai Grigoriev        (Director)

39	Flex LNG Ltd. Second Quarter Results 2022